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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ___________

                                   SCHEDULE TO

                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)
                                   ___________

                       SECURITY CAPITAL GROUP INCORPORATED
                       (Name of Subject Company (Issuer))

                  SECURITY CAPITAL GROUP INCORPORATED (OFFEROR)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                 CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    81413P204
                      (CUSIP Number of Class of Securities)

                                JEFFREY A. KLOPF
                       SENIOR VICE PRESIDENT AND SECRETARY
                       SECURITY CAPITAL GROUP INCORPORATED
                 125 LINCOLN AVENUE, SANTA FE, NEW MEXICO 87501
                            TELEPHONE: (505) 982-9292
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                                    Copy to:

                             ADAM O. EMMERICH, ESQ.
                         WACHTELL, LIPTON, ROSEN & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000
                                   ___________

                            CALCULATION OF FILING FEE

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TRANSACTION VALUE*                                      AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
$200,000,009                                                   $40,000
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*   Estimated for purposes of calculating the amount of the filing fee only.
    The amount assumes the purchase of 9,302,326 shares of Class B Common Stock, par value $.01 per share, at the maximum tender offer price of $21.50 per share.

**  Previously paid.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:  $40,000
    Form or Registration No.:  Schedule TO


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    Filing Party:  Security Capital Group Incorporated
    Date Filed:  March 19, 2001

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

| | third-party tender offer subject to Rule 14d-1.
|X| issuer tender offer subject to Rule 13e-4.
| | going-private transaction subject to Rule 13e-3.
| | amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: | |


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      This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule TO, dated March 19, 2001, filed by Security Capital Group Incorporated ("Security Capital"), a Maryland corporation, with the Securities and Exchange Commission, and amended by Amendment No. 1, dated March 26, 2001 (as amended, the "Schedule TO") relating to an offer by Security Capital to purchase up to 9,302,326 shares, of its Class B common stock, par value $.01 per share, including the associated preferred stock repurchase rights issued under the Rights Agreement, dated as of April 21, 1997, between Security Capital Group Incorporated and The First National Bank of Boston, as rights agent, at prices not in excess of $21.50 nor less than $18.50 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 19, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed on the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

ITEMS 1 THROUGH 9 AND 11.

      Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

      The following language is added to the end of the first paragraph of the Forward-Looking Statements section of the Offer to Purchase on page i:

            Notwithstanding any statement in this offer to purchase or in any press release Security Capital has filed herewith or incorporated herein by reference, Security Capital acknowledges that the safe harbor for forward-looking statements under Section 21E of the Securities Exchange Act of 1934, as amended, added by the Private Securities Litigation Reform Act of 1995, does not apply to forward-looking statements made in connection with a tender offer.


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SECURITY CAPITAL GROUP INCORPORATED


                                    By: /s/ Jeffrey A. Klopf
                                        --------------------------------------
                                        Name:  Jeffrey A. Klopf
                                        Title:  Senior Vice President and
                                                Secretary


Dated: March 27, 2001